NORTH AMERICAN CONSTRUCTION GROUP

EVERYONE GETS HOME SAFE

GOODYEAR

ANNUAL INFORMATION FORM

FEBRUARY 17, 2021

Annual Information Form
February 17, 2021
A. EXPLANATORY NOTES
The information in this Annual Information Form ("AIF") is stated as at December 31, 2020, unless otherwise indicated. For an explanation of specific terms used in our documents, please refer to the “Glossary of Terms” in this AIF. All references in this AIF to “we”, “us”, or the “Company”, unless otherwise specified, mean North American Construction Group Ltd. and its Subsidiaries (as defined below). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The audited consolidated financial statements and notes for the year ended December 31, 2020 and the annual Management’s Discussion and Analysis (“MD&A”) are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and our company website at www.nacg.ca.
Caution Regarding Forward-Looking Information
Our AIF is intended to enable readers to gain an understanding of our current results and financial position. To do so we provide material information and analysis about our company and our business at a point in time in the context of our historical and possible future development. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks, assumptions and uncertainties that could have a material impact on future prospects. Readers are cautioned that actual events and results may vary from the forward-looking information. Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for further detail on what constitutes forward looking information and discussion of the risks, assumptions and uncertainties related to such information.
B. CORPORATE STRUCTURE
North American Construction Group Ltd.
The Company was originally formed under the Canada Business Corporations Act on November 28, 2006, from an amalgamation of NACG Holdings Inc. with two of its wholly-owned subsidiaries. The amalgamated entity took the name "North American Energy Partners Inc.". On April 11, 2018, the Company changed its name to "North American Construction Group Ltd.". On January 1, 2021, the Company undertook a further amalgamation with certain of its wholly owned subsidiaries, adopting the articles and bylaws of the predecessor parent. Under the Company’s Articles of Amalgamation and Bylaws, there are no restrictions on the business the Company may carry on.
The Company's head office is located at 27287 - 100 Avenue, Acheson, AB, T7X 6H8. Its registered office is 2700, 10155 - 102 Street, Edmonton, AB, T5J 4G8.
Subsidiaries
The Company's business is primarily carried out by its subsidiaries. As at December 31, 2020, those consisted of:
•Five direct wholly-owned subsidiaries, being North American Construction Holdings Inc., North American Construction Management Ltd., North American Fleet Company Ltd., NACG Acheson Ltd. and NACG Properties Inc., as well as seven wholly-owned subsidiaries of North American Construction Holdings Inc., being North American Engineering Inc., North American Enterprises Ltd., North American Maintenance Ltd., North American Mining Inc., North American Services Inc., North American Site Development Ltd. and North American Tailings and Environmental Ltd. The Company undertook a reorganization of its subsidiaries as at January 1, 2021, with an additional reorganization as at January 31, 2021, resulting in the Company now carrying on business primarily through 10 wholly-owned directly-held subsidiaries, those being North American Fleet LP (operated by its general partner North American Fleet GP Ltd.), North American Enterprises LP (operated by its general partner North American Enterprises GP Ltd.), NACG Management Ltd., NACG Acheson Ltd., NACG Properties Inc., North American Engineering Inc., North American Maintenance Ltd., North American Mining Inc., North American Services Inc. and North American Site Development Ltd. The Company is a corporation subsisting under the Canada Business Corporations Act. North American Fleet LP and North American Enterprises LP are limited partnerships established under the Alberta Partnership Act, with their general partners being corporations subsisting under the Business Corporations Act (Alberta). All of the other subsidiaries are corporations subsisting under the Business Corporations Act (Alberta).

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•Its interest in the "Nuna Group of Companies", which consists of various ownership interests in the following corporations, with its ownership and voting interests being as indicated below:
• Nuna East Ltd. (37.25%)            • Nuna West Mining Ltd. (49%)
• Nuna Pang Contracting Ltd. (37.25%)        • 1229181 B.C. Ltd. (49%)
The company 1229181 B.C. Ltd. and its wholly owned subsidiary, 1229184 B.C. Ltd., are the sole voting and participating partners of the Nuna Logistics Partnership. Nuna East Ltd., Nuna West Mining Ltd. and Nuna Pang Contracting Ltd. are corporations subsisting under the Canada Business Corporations Act. 1229181 B.C. Ltd. and 1229184 B.C. Ltd. are corporations subsisting under the Business Corporations Act (British Columbia).
•Its interest in the Mikisew North American Limited Partnership (operated by its general partner 2109830 Alberta Ltd.). The Company has a 49% ownership and voting interest in both Mikisew North American Limited Partnership, a limited partnership established under the Alberta Partnership Act, and its general partner, a corporation subsisting under the Business Corporations Act (Alberta).
The Company has subsidiaries not included above, but the total assets and revenues of such subsidiaries do not, individually, constitute more than 10% of the consolidated assets or consolidated revenues of the Company or, in aggregate, constitute more than 20% of the consolidated assets or consolidated revenues of the Company as at December 31, 2020.
C. OUR BUSINESS
General Development of the Business
2021
On February 2, 2021, we announced the release of our inaugural 2021 Sustainability Report. This report provides the structured framework for environmental, social and governance initiatives moving forward. Future reports will be issued around this time each year and will allow stakeholders to measure progress in a variety of business areas and community programs with increasing rigor and metrics.
In mid-February and effective January 1, 2021, Barry W. Palmer was appointed to the role of Chief Operating Officer. Mr. Palmer brings over 30 years of experience in the heavy construction and mining sectors and has held several key positions within the Company. He has extensive expertise in providing oversight and valuable technical support and has been a vital contributor to our operational excellence and efficiency. Mr. Palmer has strong management and leadership skills and brings a high degree of consistent accountability with a proven track record to back it up.
2020
For the sixth consecutive year, our Total Recordable Incident Rate ("TRIR") in 2020 for the Company was below 0.50, which is considered the industry benchmark for safety excellence.
In January 2020, we opened a newly constructed component rebuild facility on land adjacent to the Acheson maintenance facility and head office. We continue to enhance our internal equipment maintenance capabilities and grow our external equipment maintenance business. This five-bay facility was custom designed with the primary objective of rebuilding used components for heavy equipment in the mining industry. While providing low-cost zero-hour components, the facility also creates much needed capacity in our primary maintenance facility to allow for its intended use of rebuilding and maintaining both our heavy equipment fleet and the fleets of external customers. In addition, the Nuna Group of Companies will be utilizing this facility for its maintenance needs as well as required kitting and logistics activities for projects in northern Canada.
On January 30, 2020, we executed a five-year Management Services Agreement to operate a thermal coal mine in Texas, USA. The transition from the current operator took place in June 2020. This long-term agreement builds on our mine management services offering as did the similar five-year management services agreement of a coal mine in Wyoming, USA which was signed in June 2019.
On October 22, 2020, we announced the award of a major earthworks construction contract at a gold mining project in Northern Ontario. The contract was awarded to a newly formed joint venture owned and operated equally by NACG and Nuna Group of Companies. The two-year project is valued at over $250 million and will occur during the construction phase of the gold mine project. Our work is scheduled to ramp up through Q1 2021, achieve peak volumes in Q3 2021 and be completed in the fall of 2022.

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Impact of and Response to COVID-19
The global COVID-19 pandemic has had a material and noticeable impact on our operations. Mine and work sites throughout North America have tightened site access and have made decisions based on their specific and unique circumstances. We provide essential services to these sites and, where allowed, have been able to carry-on operations through the adoption of enhanced safety and health monitoring protocols.
We took swift and aggressive measures at the outset of the pandemic to protect our employees, customers and our Company. We implemented several cost reduction measures to reduce our variable and fixed costs, including but not limited to, immediate suspension of production-related spending on impacted mine sites, minimized use of vendor provided maintenance, a reduced work week schedule for administrative staff, a complete halt of all discretionary spending and termination of services deemed non-essential in light of the pandemic. We also reduced sustaining capital maintenance costs by implementing a reduced capital plan for the remainder of the year. We have been able to ease certain of these measures somewhat as the management of pandemic impacts has stabilized to a degree.
Liquidity is critical during times of uncertainty and cash conservation is a key priority for management in weathering the pandemic. Including equipment financing availability, total available capital liquidity of $177.4 million includes total liquidity of $148.0 million as at December 31, 2020 and is primarily based on the borrowing capacity of $325.0 million under our Credit Facility. For comprehensive discussion on liquidity, see the "Liquidity and Capital Resources" section of our annual MD&A.
Financing and Capital Allocation
On March 9, 2020, we announced our intention to commence a normal course issuer bid ("NCIB") to purchase up to 2,300,000 common shares for cancellation. This represented approximately 8.3% of the issued and outstanding common shares as of March 3, 2020. The NCIB commenced on March 12, 2020 and will terminate no later than March 11, 2021.
On April 6, 2020 we fully redeemed our 5.50% convertible debentures due March 31, 2024. The redemption was satisfied through issuance of 4,583,655 voting common shares and all accrued and unpaid interest up to, excluding the redemption date, was paid in cash.
On October 8, 2020 we entered into an amendment to our Amended and Restated Credit Agreement with a banking syndicate led by National Bank Financial Inc. that increased the revolving loan to $325.0 million with the ability to increase the maximum borrowings by an additional $25.0 million, subject to certain conditions. This facility matures on October 8, 2023, with an option to extend on an annual basis. The Credit Facility permits finance lease obligations to a limit of $150.0 million and certain other borrowings outstanding to a limit of $20.0 million.
Officer and Director Changes
On December 16, 2020 we announced the appointment of Joseph Lambert to the position of President and Chief Executive Officer and to the board of directors effective January 1, 2021. Concurrently with Mr. Lambert's appointment, Martin R. Ferron resigned from his position of Chief Executive Officer and assumed the role of Executive Chairman. Jay Thornton did not stand for re-election as a director at the annual general meeting of shareholders held on May 6, 2020.
2019
TRIR in 2019 for the Company was below 0.50, which is considered the industry benchmark for safety excellence.
On June 21, 2019, we executed a five-year Management Services Agreement to operate a thermal coal mine in Wyoming, USA which serves an adjacent power plant. The agreement was part of a structured bankruptcy process and is indirectly supported by a long-term coal supply agreement between the mine owner and the power producer.
In December 2019, the first rebuilds of heavy equipment haul trucks (CAT 793 and 797) from cores were completed in our primary maintenance facility in Acheson.

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On March 20, 2019, we issued $55.0 million in aggregate principal amount of 5.00% convertible unsecured subordinated debentures which mature on March 31, 2026. Interest is payable semi-annually on March 31 and September 30 of each year, commencing September 30, 2019.
On August 7, 2019, we announced an increase to our dividend policy whereby our regular dividend was increased to $0.16 per common share per year, payable on a quarterly basis, up from $0.08 per year.
On August 8, 2019, we announced the appointments of Maryse C. Saint-Laurent and Kristina E. Williams to our board of directors. William C. Oehmig did not stand for re-election as a director at the annual general meeting of shareholders held on May 1, 2019.
2018
TRIR in 2018 for the Company was below 0.50, which is considered the industry benchmark for safety excellence.
On November 1, 2018, we closed the acquisition of a 49% ownership interest in Nuna Logistics Limited and related companies (collectively the "Nuna Group of Companies" or "Nuna"), a civil construction and contract mining company based in Edmonton, Alberta, for $42.8 million in cash. The acquisition provided the Company with customer, revenue and geographic diversification while also reducing the overall capital intensity of the business. It is proving to be mutually beneficial to both ourselves and Nuna through access to broader equipment fleets, experienced field personnel and expanded services.
On November 23, 2018, we closed the acquisition of a heavy equipment fleet for $198.0 million. The purchase agreement included an initial payment of $150.8 million and the assumption of $12.6 million in finance leases and equipment related promissory notes from the vendor. The expansion of our fleet has enabled us to expand our core service offerings, entering into several term contracts with customers that we otherwise would not have had sufficient equipment to perform without using costlier rental equipment.
In November 2018, we opened our newly constructed $28.0 million Acheson major equipment maintenance and rebuild facility with corporate office attached, just outside of Edmonton, Alberta. The maintenance facility was custom designed to accommodate all sizes of equipment, including the ultra-class 400-ton haul trucks used by us and our clients. The new facility is part of our strategy to enhance our internal equipment maintenance capabilities while also growing our external equipment maintenance business.
In November 2018, we entered into a newly formed partnership, the Mikisew North American Limited Partnership ("Mikisew partnership"), to provide construction and mining services to our oil sands customers. Our partner, the Mikisew Group of Companies, is directly owned by the Mikisew Cree First Nation.
On November 23, 2018, concurrent with the closing of the acquisition of a heavy equipment fleet, we entered into an upsized Amended and Restated Credit Agreement (the "Credit Facility") with our banking syndicate led by National Bank Financial Inc. The Credit Facility is consistent with previously existing terms, maintains attractive rates and provides sufficient flexibility to allow for significant heavy construction equipment fleet acquisition, including the transaction that closed on the same day. The Credit Facility provides borrowings of up to $300.0 million with an ability to increase the maximum borrowings by an additional $50.0 million, subject to certain conditions (an increase from the $140.0 million borrowing available under the previous facility). The facility matures on November 23, 2021, with an option to extend on an annual basis. The Credit Facility also allows for a finance lease limit of $150.0 million (an increase from the $100.0 million limit under the previous facility) and other borrowings of $20.0 million.
In November 2018, we entered into a 25-year mortgage with the Business Development Bank of Canada for $19.9 million, which was drawn to cover costs already incurred in relation to our recent acquisition of land and the related construction of the Acheson, Alberta maintenance facility and corporate office.
On September 10, 2018, Jason W. Veenstra was appointed to our Management team as Executive Vice President and Chief Financial Officer. On November 28, 2018, Barry W. Palmer became Senior Vice President, Operations, Jordan A. Slator became Vice President and General Counsel and David G. Kallay became Vice President, Health, Safety, Environment and Human Resources.
Business Overview
We provide a wide range of mining and heavy civil construction services to customers in the resource development and industrial construction sectors, primarily within western Canada but also in other parts of Canada and the United States. Our services are primarily focused on supporting the construction and operation of surface mines. We are considered to be a “first-in, last-out” service provider because we provide services through the entire

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lifecycle of projects. Our work typically begins with the initial consulting services provided during the planning phase, including a review of constructability, engineering and budgeting. This leads into the construction phase during which we provide an expanded range of services, including clearing, muskeg removal, site preparation, underground utility installation and mine infrastructure construction, including construction of tailings ponds, access roads, stabilized earth walls and earth dams. As our mining customers move into mine production, we support the preparation of the mine by providing ongoing site maintenance and upgrading, equipment and labour supply, overburden removal, material hauling and land reclamation.
Our core market remains the Canadian oil sands, where we provide construction and operations support services through all stages of the mine's lifecycle. We have extensive construction experience in both mining and heavy civil projects. Our services are typically provided pursuant to non-exclusive master service agreements or multiple use agreements that set out contractual terms over three-to-five year periods. At present we have such agreements, with existing terms expiring between 2021 and 2024, with Suncor Energy Services Inc. for its Base Mine Millennium and North Steepbank projects, Fort Hills Energy LP for its Fort Hills Mine, Syncrude Canada for its Mildred Lake Mine and Aurora Mine, Imperial Oil Limited for its Kearl Mine and Canadian Natural Resources Limited for its Horizon Mine. These agreements do not necessarily guarantee any particular volume of work, but we have had recent success in securing a significant volume of committed work under several of them (see the “Backlog” section of our annual MD&A, which section is expressly incorporated by reference into this AIF). Historically, we have been able to renew or renegotiate our master service agreements and multiple use agreements with major producers as they expire. We don’t anticipate that changing, as production at commissioned mines continues to operate at a steady state and expected life-of-mine projections at the major sites averages over 30 years of remaining life.
In addition to our construction services, we also provide heavy equipment maintenance, component remanufacturing and rebuild services to mining companies and other heavy equipment operators. Our maintenance personnel have specialized skills in working with equipment subjected to the difficult operating conditions of the mining industry. Those specialized skills, combined with our new purpose-built facilities, provide us with the ability to provide a high level of maintenance services in a cost effective manner to our external customers. While the heavy equipment maintenance portion of our business is currently relatively small, we intend to grow that business over the next few years.
We have a 49% ownership interest in the Nuna Group of Companies. Nuna’s revenue relates to commodities such as base metals, precious metals and diamonds as well as infrastructure-related projects that involve major earthworks. Nuna is a well-established incumbent contractor in Nunavut and the Northwest Territories and successfully completed major projects in Ontario, Saskatchewan and British Columbia. Nuna’s peak business activity occurs during the summer months generally from June to September.
Fleet and Equipment
As of December 31, 2020, we directly operated a heavy equipment fleet of 626 units; 68% were owned, 28% were leased and 4% were rented. This fleet is supported by over 1,450 pieces of ancillary equipment. In addition to this, the joint ventures we operate have a combined owned fleet of approximately 270 pieces of heavy equipment.
We have a modern, well-maintained fleet of equipment to service our clients' needs. We operate a significant number of trucks larger than 240 tons in capacity which gives us a distinct advantage over competitors with respect to both specialized skill base and equipment availability. The size and diversity of our fleet gives us the ability to respond on short notice and provide customized fleet solutions for each specific job. Our equipment strategy allows us to meet our customers' variable service requirements while balancing the need to maximize equipment utilization.
As of December 31, 2020, our owned and leased fleet (excluding rentals) is comprised of the following categories:

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Category	Capacity Range	Horsepower Range	Number Owned	Number Leased
Mining trucks	40 to 400 tons	476 ‑ 2,700	202	67
Articulating trucks	30 to 40 tons	305 ‑ 406	5	24
Loaders	1.5 to 16 cubic yards	110 ‑ 690	38	4
Shovels	18‑80 cubic yards	1,300 ‑ 3,760	6	2
Excavators	1 to 29 cubic yards	90 ‑ 1,944	44	52
Dozers	20,741 lbs to 230,100 lbs	96 - 850	85	19
Graders	14 to 24 feet	150 ‑ 500	24	6
Packers	14,175 to 68,796 lbs	216 ‑ 315	4	—
Other heavy equipment			17	2
Total			425	176
Competitive Conditions
Much of our business is secured through the formal competitive bidding process. Our competitive environment and customer behavior have continued to remain focused on lowering costs and getting the best value for their dollar. As the oil sands region struggles with lack of pipeline capacity and production cuts to crude output, oil sands operators continue to focus on controlling costs. Some of our customers have also taken a different approach to contracting on their sites and have embarked on contractor consolidation, signing of longer-term agreements with committed volumes to ensure safe and cost-conscious execution certainty. Due to the impacts of the COVID-19 pandemic, competition for new projects is significant for project tenders, especially for those involving smaller and mid-sized fleets, with numerous bidders invited and participating.
The market outside of the oil sands remains equally competitive. Our customers continue to increase the number of competitors on their bid lists in efforts to achieve lower pricing. In some cases, we are seeing willingness from the customer to entertain alternate pricing arrangements such as “risk/reward” agreements where the customer is willing to share in some of the risks, provided there are corresponding costs savings to warrant taking on such risks.
Our excellent safety record, combined with our significant mining and heavy construction knowledge, experience, long-term customer relationships, equipment capacity and scale of operations, differentiate us from our competition and provide significant value to our customers. We believe we are the premier provider of contract mining services and heavy civil earthworks. We have operated in western Canada for over 65 years and have participated in every significant oil sands mining project since operators first began developing this resource over 40 years ago. This participation has given us extensive experience operating in the challenging working conditions created by the harsh climate and difficult terrain of the oil sands and northern Canada. We have amassed what we believe is the largest heavy civil construction and mining fleet of equipment in Canada. The combination of our significant size and extensive experience makes us one of only a few companies capable of taking on long-term, large-scale mining and heavy civil construction projects, both in the oil sands and in other remote resource development locations. This competitive advantage supports successfully providing similar services to large-scale earthworks infrastructure and resource development projects in both Canada and the United States.
Major Suppliers
We have long-term relationships with the following suppliers of equipment, parts and components:
•Finning International Inc. (over 50 years), the Caterpillar heavy equipment supplier in Alberta for the majority of our mining fleet, including repair parts;
•Wajax Corporation (over 25 years), the supplier of our mining and construction Hitachi excavators and shovels;
•Brandt Tractor Ltd. (over 35 years), the Alberta supplier for our construction John Deere excavators;
•SMS Equipment Inc. (over 10 years), the Canadian supplier of a large capacity fleet of our Komatsu mining trucks;
•Brake Supply Inc. (over 10 years), our prime supplier of Caterpillar powertrain components, Hydraulic cylinders for our Caterpillar mining equipment, fleet of Haul Trucks ranging in carrying capacity from 100 tonnes to 400 tonnes, and for Dozers D8T to D11T models.
•Hydraulic Repair and Design (over 10 years), our prime supplier of hydraulic cylinders and pumps for our Hitachi mining shovels and excavators;
•SRC of Lexington (3 years), our prime supplier of Caterpillar re-manufactured engines for our Caterpillar mining fleet of Haul Trucks ranging in carrying capacity from 100 tonnes to 240 tonnes, and for Dozers D10T and D11T models.
•Imperial Oil (over 15 years), our prime supplier of lubricants for our mining and mobile equipment fleets.

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Finning, Wajax, Brant and SMS are also major suppliers for equipment rentals and service labour.
We continue to work with all of our suppliers to identify shared cost savings opportunities, including opportunities to extend vendor parts reliability programs, leverage their parts supply chain, improve the cost effectiveness of vendor supplied maintenance services and reduce costs for rental equipment.
We have a tire agreement and allocations with Bridgestone (Kal Tire) along with additional tire availability from Michelin and Goodyear which have allowed us to maintain tire inventories required to keep our fleet fully operational. Our tire inventory and availability from the manufacturers is such that we do not anticipate any tire shortages. However, as the global mining and commodities markets strengthen, tire supply can be negatively affected by natural disasters, raw material shortages or unscheduled interruptions from global production facilities.
Seasonality
Oil sands mine support revenue during the December to March time period of each year is traditionally highest as ground conditions are most favorable for work requiring frozen ground access. We generally experience a seasonal decline in our oil sands mine site support revenue, such as reclamation and muskeg removal services, during the three months ended June 30 of each year as weather conditions make performance of this heavy equipment intensive work difficult during this period. Mine support activities for resource mines outside the oil sands typically are at their peak during the May to October time period, contrary to the seasonality of an oil sands mine that relies on the cold winter season for effective material movement. The exact timing of the winter freeze or spring thaw in any given year obviously affects the exact timing of this cyclical and counter-cyclical work cycle. For further discussion of the seasonality of our business, see our MD&A for the year ended December 31, 2020.
Health, Safety and Environmental
While environmental permitting and compliance with respect to the projects and sites on which we operate is generally the responsibility of our customers, our operations and business are subject to various federal, provincial, state and municipal legislation and regulation in relation to health, safety and the environment in all of the jurisdictions in which we operate. Beyond our commitment to meet statutory and regulatory requirements, our commitment to health, safety and environmental responsibility is of utmost priority to us. We are committed to conducting our business in such a manner as to protect and preserve the health and safety of our employees, contractors and the public as well as the safety of the environment.
The Company has implemented an Environment Code that establishes specific environmental management procedures and protocols that all employees, contractors and management personnel must undertake and comply with at all times, including the requirement for the Company and every contractor to establish waste management plans for every project. Among other things, the Environment Code addresses and sets standards and procedures for: (a) collection, handling, storage, recycling and disposal of waste, including hazardous and non-hazardous waste; (b) prevention, containment and cleanup of spills and leaks of hazardous materials or anything that may cause groundwater contamination; (c) water management and testing; (d) soil management and testing; (e) management of controlled products; (f) noise and energy monitoring and management; (g) storm water contamination prevention; (h) erosion prevention and sedimentary control; (i) air pollution prevention and control; (j) training in relation to the matters dealt with by the Environment Code; and (k) periodic audits to ensure compliance with the Environment Code.
At each work site, we develop and implement detailed health, safety and environmental plans as the primary tool to demonstrate and maintain compliance with all applicable regulations and conditions of permits and approvals as well as the Company's Environment Code. All employees at a supervisor role or higher are required to complete on an annual basis health, safety and environmental training. In addition, our Code of Conduct and Ethics Policy (the “Code”) identifies health, safety and environmental responsibility as fundamental corporate values. The Code requires that every employee, officer, director, representative and agent of the Company: (a) maintain a safe and healthy workplace for all Company personnel by following health and safety rules and practices instituted by the Company and by reporting accidents, injuries and unsafe equipment, practices or conditions; (b) be accountable for their own health and safety and have a responsibility towards maintaining the health and safety of those with whom they work; (c) report fit for work such that the ability to work safely is not impaired by alcohol, drugs, medications or any other substance; (d) continually improve environmental performance through the implementation of effective systems and the use of technology; (e) ensure that all Company personnel understand NACG’s commitment to and their role in NACG’s environmental performance; (f) conserve natural resources, minimize waste and promote recycling; (g) meet the expectations of our employees, customers, government, regulatory bodies and the community in relation to environmental responsibility; and (h) comply with the environmental policies of our customers while working on their sites.

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Employees are required to report any safety or environmental concerns or violations to their supervisor, to the Company’s Human Resources department, to the senior officers of the Company or to any member of the Company’s board of directors, or where anonymity is desired, through the Company’s anonymous ethics reporting system. Any issues raised are included in quarterly reports which are provided to the senior management team and the board of directors. Senior management also receives a weekly report setting out any health, safety or environmental incidents in the previous week and any steps taken or suggested to be taken in order to prevent future incidents.
Employees and Labour Relations
As at December 31, 2020, we had 176 salaried employees (2019 - 186 salaried employees) and approximately 1,499 hourly employees (2019 - 1,738 hourly employees) in our western Canadian operations (excluding 273 active employees employed by the Nuna Group of Companies in 2020 and 331 in 2019). Of the hourly employees, approximately 86% of the employees are union members and work under collective bargaining agreements (December 31, 2019 - 84% of the employees). Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations ranges in size from approximately 700 employees to approximately 1,800 employees, depending on the time of year, types of work and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake.
The majority of our work is carried out by employees governed by our mining 'overburden’ collective bargaining agreement with the International Union of Operating Engineers ("IUOE") Local 955, which ensures labour stability through to May 2021. Collective bargaining negotiations have commenced for renewal of the overburden agreement with a united goal, between contractors and the IUOE, to have a ratification vote by April 2021.
A collective agreement specific to work performed in our Acheson facilities between the IUOE and North American Maintenance Ltd. is in place until February 2023.
Our relationship with all our employees, both union and non-union, is strong and we have not experienced a union labour disruption since the inception of our collective agreements.
D. CAPITAL STRUCTURE AND SECURITIES
Some of the statements contained herein are summaries of the material provisions of our articles of amalgamation relating to dividends, distribution of assets upon dissolution, liquidation or winding up. A copy of our articles of amalgamation can be found on our website at www.nacg.ca. We confirm that no material modifications have been made to the instruments defining the rights of holders of any class of registered securities.
Capital Structure
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares.
Voting Common Shares
Each voting common share has an equal and ratable right to receive dividends to be paid from our assets legally available therefore when, as and if declared by our board of directors. In the event of our dissolution, liquidation or winding up, the holders of common shares are entitled to share equally and ratably in the assets available for distribution after payments are made to our creditors. Holders of common shares have no pre-emptive rights or other rights to subscribe for our securities. Each common share entitles the holder thereof to one vote in the election of directors and all other matters submitted to a vote of shareholders, and holders of common shares have no rights to cumulate their votes in the election of directors.
Non-Voting Common Shares
Except as prescribed by Canadian law and except in limited circumstances, the non-voting common shares have no voting rights but are otherwise identical to the voting common shares in all respects. The non-voting common shares are convertible into voting common shares on a share-for-share basis at the option of the holder if the holder transfers, sells or otherwise disposes of the converted voting common shares: (i) in a public offering of our voting common shares; (ii) to a third party that, prior to such sale, controls us; (iii) to a third party that, after such sale, is a beneficial owner of not more than 2% of our outstanding voting shares; (iv) in a transaction that complies with Rule 144 under the Securities Act of 1933, as amended; or (v) in a transaction approved in advance by regulatory bodies.

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Outstanding Shares and Shares Held in Trust
On June 12, 2014, we entered into a trust agreement under which the trustee purchases and holds common shares to settle units issued under our equity classified Restricted Share Unit ("RSU") and Performance Share Unit ("PSU") long-term incentive plans. Units granted under our RSU and PSU plans vest at the end of a three-year term.
As at February 12, 2021, there were 30,634,331 total voting common shares outstanding, which included 1,850,826 common shares held by the trust and classified as treasury shares on our consolidated balance sheets (31,011,831 common shares, including 1,845,201 common shares classified as treasury shares at December 31, 2020). We had no non-voting common shares outstanding on any of the foregoing dates. Additionally, as at December 31, 2020, there were an aggregate of 125,000 vested options outstanding under our Amended and Restated 2004 Share Option Plan which, in the event of exercise, would result in the issuance of 125,000 common voting shares.
Dividends
The Company's current policy is to pay an annual aggregate dividend of sixteen Canadian cents ($0.16) per common share, payable on a quarterly basis. We do not presently anticipate any change to that policy. Dividends declared for each of the three most recently completed financial years are as follows:

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable
Q1 2018	February 13, 2018	$0.02	March 6, 2018	April 6, 2018	$504
Q2 2018	May 1, 2018	$0.02	May 31, 2018	July 6, 2018	$493
Q3 2018	July 31, 2018	$0.02	August 31, 2018	October 5, 2018	$500
Q4 2018	October 29, 2018	$0.02	November 30, 2018	January 4, 2019	$500
Q1 2019	February 25, 2019	$0.02	March 12, 2019	April 5, 2019	$503
Q2 2019	April 30, 2019	$0.02	May 31, 2019	July 5, 2019	$505
Q3 2019	July 30, 2019	$0.04	August 31, 2019	October 4, 2019	$1,028
Q4 2019	October 29, 2019	$0.04	November 30, 2019	January 3, 2020	$1,030
Q1 2020	February 18, 2020	$0.04	March 5, 2020	April 3, 2020	$1,023
Q2 2020	May 5, 2020	$0.04	May 29, 2020	July 3, 2020	$1,162
Q3 2020	July 28, 2020	$0.04	August 31, 2020	October 2, 2020	$1,156
Q4 2020	October 27, 2020	$0.04	November 30, 2020	January 8, 2021	$1,167
Trading Price and Volume
Common shares
Our voting common shares are listed on the TSX and on the NYSE. The following table summarizes the highest trading price, lowest trading price and volume for our common shares on the TSX (in Canadian dollars) and on the NYSE (in US dollars) on a monthly basis for 2020:

	Toronto Stock Exchange			New York Stock Exchange
Date	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume
December 2020	14.65	11.70	1,405,700	11.45	9.13	1,732,100
November 2020	13.67	10.17	2,262,200	10.54	7.69	1,365,600
October 2020	11.24	7.99	2,183,600	8.51	6.00	2,044,800
September 2020	9.57	8.62	1,386,200	7.23	6.45	1,429,900
August 2020	10.63	8.62	2,436,600	8.06	6.33	2,530,200
July 2020	8.83	7.55	1,571,900	6.51	5.58	1,345,700
June 2020	10.81	8.24	2,965,300	8.05	6.02	2,314,100
May 2020	9.11	6.30	2,706,100	6.63	4.48	2,663,300
April 2020	7.86	5.81	3,230,100	5.64	4.11	3,105,300
March 2020	12.43	6.51	8,917,600	9.25	4.61	6,119,100
February 2020	15.25	11.85	3,251,700	11.32	8.77	4,385,600
January 2020	15.99	14.27	1,589,400	12.32	10.76	2,142,700
Convertible Debentures
On March 20, 2019, we issued $55.0 million in aggregate principal amount of 5.00% convertible unsecured subordinated debentures, which mature on March 31, 2026. On March 15, 2017, we issued $40.0 million in aggregate principal amount of 5.50% convertible unsecured subordinated debentures which were redeemed in April 2020. The below table summarizes the highest trading price, lowest trading price and volume for our 5.50% convertible debentures and 5.00% convertible debentures on the TSX (in Canadian dollars).

Annual Information Form	9	North American Construction Group Ltd.

	5.50% convertible debentures			5.00% convertible debentures
Date	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume
December 2020	—	—	—	99.90	95.00	533,000
November 2020	—	—	—	99.99	92.00	1,816,000
October 2020	—	—	—	93.00	85.00	956,000
September 2020	—	—	—	95.00	87.70	351,000
August 2020	—	—	—	98.00	85.00	409,700
July 2020	—	—	—	92.00	85.50	345,000
June 2020	—	—	—	95.00	85.25	520,000
May 2020	—	—	—	87.00	75.00	1,455,000
April 2020	90.00	85.00	52,000	88.00	66.00	1,170,000
March 2020	107.50	72.01	14,191,000	99.25	61.01	1,197,000
February 2020	136.77	124.20	3,247,000	101.50	99.00	2,331,000
January 2020	145.00	140.48	1,999,000	105.00	100.50	826,000
Debt Ratings
On March 10, 2020, S&P Global Ratings ("S&P") changed our company outlook from "positive" to "stable" and upgraded our long-term corporate credit rating to "B+" from "B". S&P changed the outlook to reflect the view that we generated strong cash flows and credit measures in 2019, demonstrating successful integration of the 2018 acquisitions.
An obligation rated "B" is regarded by S&P as having speculative characteristics, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation. The ratings from "AA" to "CCC" may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within S&P's major rating categories.
An S&P rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically nine months to two years). In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. An outlook is not necessarily a precursor of a rating change or future CreditWatch action. A Stable outlook means that a rating is not likely to change. A Negative outlook means that a rating may be lowered. A Developing outlook means there is a one-in-three chance the rating could be raised or lowered during the two-year outlook horizon.
A credit rating is a current opinion of the credit worthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the credit worthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion evaluates the obligor's capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default. A credit rating is not a statement of fact or recommendation to purchase, sell, or hold a financial obligation or make any investment decisions nor is it a comment regarding an issuer's market price or suitability for a particular investor. A credit rating speaks only as of the date it is issued and can be revised upward or downward or withdrawn at any time by the issuing rating agency if it decides circumstances warrant a revision. Definitions of the categories of each rating and the factors considered during the evaluation of each rating have been obtained from S&P's website. We paid fees to S&P Global Ratings in order to obtain rating information.
Counterparties to certain agreements may require additional security or other changes in business terms if our credit ratings are downgraded. Furthermore, these ratings are required for us to access the public debt markets, and they affect the pricing of such debt. Any downgrade in our credit ratings from current levels could adversely affect our long-term financing costs, which in turn could adversely affect our ability to pursue business opportunities.
E. DIRECTORS AND OFFICERS
Director and Officer Information
Each director is elected at the Company's annual meeting for a one-year term or until such person’s successor is duly elected or appointed, unless his or her office is earlier vacated. As at February 12, 2021, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 2,846,366 common voting shares of the Company (representing approximately 9.3% of all issued and

Annual Information Form	10	North American Construction Group Ltd.

outstanding common voting shares). Our board has determined that each director, other than Martin Ferron and Joseph Lambert, is an independent director under applicable regulatory and exchange standards.
The following table sets forth information about our directors:

Name and Municipality of Residence	Position with the Company	Director Since
Martin R. Ferron	Executive Chair of the Board	June 7, 2012
Edmonton, Alberta, Canada
Joseph C. Lambert	President & Chief Executive Officer	January 1, 2021
St. Albert, Alberta, Canada
Ronald A. McIntosh	Director	May 20, 2004
Calgary, Alberta, Canada
Bryan D. Pinney	Lead Director	May 13, 2015
Calgary, Alberta, Canada
John J. Pollesel	Director	November 23, 2017
Edmonton, Alberta, Canada
Maryse C. Saint-Laurent	Director	August 8, 2019
Calgary, Alberta, Canada
Thomas P. Stan	Director	July 14, 2016
Calgary, Alberta, Canada
Kristina E. Williams	Director	August 8, 2019
Edmonton, Alberta, Canada
Martin R. Ferron is presently the Executive Chair of the Board and was, until December 31, 2020, the Chief Executive Officer of the Company. He originally joined the Company as President and Chief Executive Officer and as a Director of the Board on June 7, 2012. He was appointed Chairman of the Board on October 31, 2017. Previously, Mr. Ferron was Director, President and Chief Executive Officer of Helix Energy Solutions Inc., a NYSE-listed international energy services company. Prior to joining Helix, Mr. Ferron worked in successively more senior management positions with oil services and construction companies including McDermott Marine Construction, Oceaneering International and Comex Group.
Joseph C. Lambert became Chief Executive Officer of the Company on January 1, 2021. He had previously been appointed President on October 31, 2017, while also retaining his role as Chief Operating Officer which role he had held since June 1, 2013. Mr. Lambert originally joined us as General Manager of Mining in April 2008 after an extensive career in the mining industry. Mr. Lambert was promoted to Vice President, Oil Sands Operations in September of 2010 and accepted the position of Vice President, Operations Support in January 2012.
Ronald A. McIntosh served as Chairman of our board of directors from May 20, 2004 to October 31, 2017. Between October 2002 and January 2004, he was President and Chief Executive Officer of Navigo Energy Inc. He was Senior Vice President and Chief Operating Officer of Gulf Canada Resources Limited from December 2001 to July 2002 and Vice President, Exploration and International of Petro-Canada from April 1996 through November 2001. Mr. McIntosh also previously served as Chief Operating Officer of Amerada Hess Canada.
Bryan D. Pinney was appointed as the Company’s lead independent director on October 31, 2017. He is the principal of Bryan D. Pinney Professional Corporation, which provides financial advisory and consulting services. Mr. Pinney was a partner with Deloitte between 2002 and 2015, serving as Calgary Managing Partner from 2002 through 2007, as National Managing Partner of Audit & Assurance from 2007 to 2011, and as Vice Chair until June 2015. Mr. Pinney was a past member of Deloitte’s board of directors and chair of the Finance and Audit Committee.
John J. Pollesel is currently the Chief Executive Officer of Boreal Agrominerals Inc., a private company that explores for, tests, develops and produces organic approved agromineral fertilizers and soil amendment products. Until November of 2017, Mr. Pollesel was Senior Vice President, Mining for Finning (Canada). Prior to Finning, he held the positions of CEO for the Morris Group of Companies, Chief Operating Officer for Vale's North Atlantic Operations and Chief Financial Officer for Compania Minera Antamina in Peru, one of the largest copper/zinc mining and milling operations in the world.

Annual Information Form	11	North American Construction Group Ltd.

Maryse C. Saint-Laurent is a corporate director and currently serves on the board of directors of Turquoise Hill Resources Ltd., the Alberta Securities Commission and the Alberta Prostate Cancer Centre. From 2012 to 2015, she was Vice-President Legal and Corporate Secretary for TransAlta Renewables Inc., and from 2011 to 2015, she was also Vice-President Legal and Corporate Secretary for TransAlta Corporation. She formerly held positions with TransCanada Corporation, TC PipeLines, LP and had prior experience in human resources management, labour relations and benefit administration.
Thomas P. Stan was the President and CEO of Corval Energy Ltd., a Calgary, Alberta based oil company, until September of 2019. Previously, Mr. Stan has held positions as Managing Director of Investment Banking at Desjardins Capital Markets and Blackmont Capital Markets, President and CEO of Phoenix Energy Ltd. and Sound Energy Trust, and Chairman and CEO of Total Energy Services Ltd. Mr. Stan began his career at Suncor and spent 16 years at Hess Corporation as Vice President Corporate Planning. After Petro Canada acquired Hess Canada he became Vice President of Corporate Development of Petro Canada.
Kristina E. Williams is the President and CEO of Alberta Enterprise Corporation, which oversees a fund consisting of twenty venture capital investments with an underlying portfolio of over 200 technology companies. She also serves as the Swedish Honorary Consul for Northern Alberta and is also a member of the Board of Governors for Northern Alberta Institute of Technology (NAIT). Previously, she held the position as Vice President of Marketing and Sales for Natraceutical Canada Inc.
The following table sets forth information about our executive officers.

Name and Municipality of Residence	Position	In Current Role Since
Martin R. Ferron	Executive Chair of the Board	January 1, 2021
Edmonton, Alberta, Canada
Joseph C. Lambert	President and Chief Executive Officer	January 1, 2021
St. Albert, Alberta, Canada
Jason W. Veenstra	Executive Vice President and Chief Financial Officer	September 10, 2018
Edmonton, Alberta, Canada
Barry W. Palmer	Chief Operating Officer	January 1, 2021
Morinville, Alberta, Canada
Jordan A. Slator	Vice President and General Counsel; Corporate Secretary	November 28, 2018
Edmonton, Alberta, Canada
David G. Kallay	Vice President, Health, Safety Environment and Human Resources	November 28, 2018
St. Albert, Alberta, Canada
Jason W. Veenstra joined us on September 10, 2018 as Executive Vice President and Chief Financial Officer. Mr. Veenstra came from Finning International Inc. where most recently he led sales and marketing efforts for Caterpillar equipment in their Canadian mining division. Prior to Finning, Mr. Veenstra spent 10 years at the publicly traded Westmoreland Coal Company in various roles including CFO and Treasurer.
Barry W. Palmer became Chief Operating Officer on January 1, 2021. Mr. Palmer joined us in 1982 as a Heavy Equipment Operator. Since then, Mr. Palmer has advanced through the Company holding positions of Operations Foreman; General Foreman; Superintendent; Project Manager; Operations Manager; General Manager, Vice-President, Heavy Construction and Mining Operations; and Senior Vice President, Operations.
Jordan A. Slator became Vice President and General Counsel on November 28, 2018. Mr. Slator originally joined the Company as General Counsel on August 30, 2010. He has also served as Corporate Secretary since June 2, 2011. Mr. Slator began his career in law with Miller Thomson LLP in Edmonton after being called to the Alberta bar in 1996.
David G. Kallay became Vice President, Health, Safety, Environment and Human Resources on November 28, 2018. Mr. Kallay originally joined the Company as Health and Safety Manager on December 1, 2008. He was promoted to General Manager of Health, Safety, Environment and Training on October 1, 2011 and General Manager of Human Resources July 21, 2016.

Annual Information Form	12	North American Construction Group Ltd.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Ronald McIntosh was a director of Forteleza Energy Inc. (“Forteleza”) formerly known as Alvopetro Inc. (“Alvopetro”) from November of 2009 to January of 2016. On March 2, 2011, the Court of Queen's Bench of Alberta granted an order (the “Order”) under the Companies' Creditors Arrangement Act (Canada) ("CCAA") staying all claims and actions against Forteleza and its assets and allowing Forteleza to prepare a plan of arrangement for its creditors if necessary. Forteleza took such steps in order to enable Forteleza to challenge a reassessment issued by the Canada Revenue Agency (“CRA”). As a result of the reassessment, if Forteleza had not taken any action, it would have been compelled to immediately remit one half of the reassessment to the CRA and Forteleza did not have the necessary liquid funds to remit, although Forteleza had assets in excess of its liabilities with sufficient liquid assets to pay all other liabilities and trade payables.
Forteleza believed that the CRA's position was not sustainable and vigorously disputed the CRA's claim. Forteleza filed a Notice of Objection to the reassessment and on October 20, 2011 announced that its Notice of Objection was successful, CRA having confirmed there were no taxes payable. As the CRA claim had been vacated and no taxes or penalties were owing Forteleza no longer required the protection of the Order under the CCAA and on October 28, 2011 the Order was removed. On March 3, 2011, the TSX suspended trading in the securities of Forteleza due to Forteleza having been granted a stay under the CCAA. In addition, the securities regulatory authorities in Alberta, Ontario and Quebec issued a cease trade order with respect to Forteleza for failure to file its annual financial statements for the year ended December 31, 2010 by March 31, 2011. The delay in filing was due to Forteleza being granted the CCAA order on March 2, 2011 and the resulting additional time required by its auditors to deliver their audit opinion. The required financial statements and other continuous disclosure documents were filed on April 29, 2011 and the cease trade order was subsequently removed. On September 1, 2010 Forteleza closed the sale of substantially all of its oil and gas assets. As a result of the sale Forteleza was delisted from the TSX on March 30, 2011 as it no longer met minimum listing requirements.
John Pollesel is a director of First Cobalt Corporation (“First Cobalt”). First Cobalt announced on June 21, 2017 that it had proposed a friendly merger with Cobalt One Ltd. (“Cobalt One”) and CobalTech Mining Inc. (“CobalTech”). At that time, First Cobalt signed letters of intent with each of Cobalt One and CobalTech and requested the TSX Venture Exchange to temporarily halt trading of its shares. The TSX Venture Exchange approved the resumption of trading as of August 28, 2017.
Interest of Management and Others in Material Transactions
No director or executive officer of the Company and, to the knowledge of the directors and executive officers of the Company, none of their respective associates or affiliates, nor any person who owns, controls or directs, directly or indirectly, more than 10 percent of our outstanding voting common shares, nor their respective associates or affiliates, has had any material interest, direct or indirect, in any transaction within our three most recently completed financial years or during our current financial year that has materially affected or is reasonably expected to materially affect us.
F. THE BOARD AND BOARD COMMITTEES
Our board has established the following committees:
Audit Committee
The Audit Committee is currently composed of Bryan Pinney, Ronald McIntosh, John Pollesel and Kristina Williams, with Mr. Pinney serving as Chair.
Mr. Pinney is a chartered accountant and chartered business valuator, with extensive experience in auditing financial statements, assessing internal controls and providing financial advice. He was a partner with Deloitte LLP between 2002 and 2015, serving as Calgary Managing Partner from 2002 through 2007, as National Managing Partner of Audit & Assurance from 2007 to 2011, and as Vice Chair until June 2015. Mr. Pinney was a past member of Deloitte’s board of directors and chair of the Finance and Audit Committee. During his tenure with Deloitte he was quality control review partner for integrated audits on SEC registrants and Canadian publicly traded entities and was an equity partner responsible for signing audit opinions between 1986 and 2015. Further, from 2007 through 2010, he was the National Managing Partner for the audit and assurance practice for Deloitte LLP. Prior to joining Deloitte as a partner, Mr. Pinney was a partner with Andersen LLP and served as Calgary Managing Partner from 1991 through May of 2002. He is a Fellow of the Institute of Chartered Accountants, a Chartered Business Valuator and is a graduate of the Ivey Business School at the University of Western Ontario with an honours degree in Business Administration.

Annual Information Form	13	North American Construction Group Ltd.

Mr. McIntosh has served on the audit committees of several public and non-public companies. The various senior executive roles he has held through his career have involved evaluation, analysis and interpretation of financial statements and understanding the accounting principles underlying their preparation as well as the general application of accounting principles to the preparation of estimates and accruals. His executive roles have also required an understanding of internal controls and procedures for financial reporting.
Mr. Pollesel worked in a public accounting firm early in his career and has held various senior executive finance positions with public and non-public companies throughout his career, including the position of Chief Financial Officer for Compania Minera Antamina in Peru, one of the largest copper/zinc mining and milling operations in the world. He currently sits on the audit committees for Noront Resources Ltd. and First Cobalt Corporation which are Canadian publicly listed companies. He holds an Honours BA in Accounting and an MBA from the University of Waterloo and Laurentian University, respectively. He is a Chartered Professional Accountant and a Fellow of CPA Ontario.
Ms. Williams is currently the President and CEO of Alberta Enterprise Corporation, which oversees a fund consisting of eighteen venture capital investments with an underlying portfolio of over 200 technology companies. In that role, she oversees the finance and accounting functions of the Corporation. She also oversees the audit results and evaluation of the fund financial statements. Ms. Williams currently is the Chair of the Audit and Finance committee of the Northern Alberta Institute of Technology. She holds a Masters of Business Administration from the University of Alberta.
In accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended, the listing requirements of the New York Stock Exchange and the requirements of the Canadian Securities regulatory authorities, our board of directors has affirmatively determined that our Audit Committee is composed solely of independent directors. Based on their experience (see “Director and Officer Information” above), each of the members of the Audit Committee is financially literate. The board of directors has determined that Mr. Bryan D. Pinney and Mr. John J. Pollesel are both audit committee financial experts, as defined by Item 407(d) (5) of the SEC’s Regulation S-K. Our board of directors has adopted a written charter for the Audit Committee that is attached as Exhibit A to this AIF and is also available on our website at www.nacg.ca.
Our auditors are KPMG LLP ("KPMG"). Our Audit Committee has the sole authority to review in advance, and grant any appropriate pre-approvals of all audit and non-audit services to be provided by the independent auditors and to approve fees, in connection therewith, with the Chair of the Committee, on behalf of the Committee, having authority to pre-approve any non-audit services and the related engagement fees up to an amount of $20,000 per engagement provided that such pre-approval is reported to the Committee at its next meeting. The Audit Committee pre-approved all audit and non-audit related services provided by KPMG LLP in 2020. The fees we have paid to KPMG for services rendered by them include:
•Audit Fees – We incurred $939 and $807 for audit fees from KPMG during the years ended December 31, 2020 and 2019, respectively. Audit fees were incurred for the audit of our annual financial statements, the audit of internal controls over financial reporting, the quarterly interim reviews of the consolidated financial statements and certain procedures pertaining to acquisitions and involvement in securities documents.
•Audit Related Fees – We incurred $nil and $nil for audit related fees from KPMG during the years ended December 31, 2020 and 2019, respectively.
•Tax Fees - We incurred $68 and $nil for income tax advisory and compliance services fees during the years ended December 31, 2020 and 2019, respectively.
•Other Fees - No other fees were incurred for the years ended December 31, 2020 and 2019, respectively.
Human Resources and Compensation Committee
The Human Resources and Compensation Committee is responsible for: (a) reviewing and recommending to the Board for approval the Company’s compensation philosophy, policies and guiding principles; (b) assessing whether the Company’s performance indicators and the variable and long-term incentive plans are consistent with Company business strategy and, where appropriate, recommending to the Board any proposed changes thereto; (c) reviewing the Company’s high level functional and organizational structure and where appropriate recommending to the Board any material changes thereto; (d) reviewing, assessing and approving where appropriate those persons recommended by the CEO for appointment to Executive Management or as a corporate officer of the Company; (e) reviewing and making recommendations to the Board with respect to the approval of all agreements dealing with employment, termination, retirement or other special circumstance between the Company and the CEO; (f)

Annual Information Form	14	North American Construction Group Ltd.

reviewing and approving all agreements dealing with employment, termination, retirement or other special circumstance between the Company and any member of Executive Management other than the CEO; (g) reviewing the CEO’s performance evaluations of the other members of Executive Management; (h) reviewing and making recommendations to the Board with respect to the approval of the succession plan for the CEO; (i) reviewing and approving the succession plans for Executive Management other than the CEO on an annual basis; (j) reviewing and recommending to the Board for approval the corporate goals and objectives relevant to the compensation of the CEO and evaluating the CEO’s performance in light of such goals and objectives; (k) reviewing and approving the adequacy and form of compensation for Executive Management other than the CEO; (l) reviewing and approving the compensation of individual members of Executive Management other than the CEO; (m) reviewing and recommending to the Board for approval the Executive share ownership requirements, amendments thereof and any changes to the mechanisms to achieve such requirements; (n) reviewing and recommending to the Board for approval the implementation of, eligibility under, grants under, or any proposed changes to the Company’s security-based compensation plans or other long-term incentive plans; (o) reviewing and recommending to the Board for approval the director compensation including annual retainers, any variable compensation and any additional retainers paid to the Chair of the Board, the Lead Director and to the Chairs of the committees of the Board, as applicable, as well as any directors’ equity program; and (p) reviewing and approving other compensation proposals, incentive or bonus plans applicable to the Company’s full-time employees broadly.

In accordance with the listing requirements of the New York Stock Exchange applicable to domestic listed companies and applicable Canadian securities laws, our board of directors has affirmatively determined that our Human Resources and Compensation Committee is composed solely of independent directors. Our board of directors has adopted a written charter for the Human Resources and Compensation Committee that is available on our website at www.nacg.ca. The Human Resources and Compensation Committee is currently composed of Thomas Stan, Bryan Pinney and Maryse Saint-Laurent, with Mr. Stan serving as Chair.
Operations Committee
The Operations Committee is responsible for: (a) reviewing and evaluating with management the existing health, safety and environment policies of the Company for conformity with industry standards and best practices; (b) confirming that the Company has in place and maintains systems to effectively manage the material health, safety and environmental aspects of the business; (c) confirming that the Company has in place systems to identify risks to health, safety and the environment from the Company’s operations and manage their consequential risks to the Company, its directors, officers and employees; (d) confirming, through internal and external audits, that appropriate health, safety and environmental policies, standards, processes, programs, practices and procedures are in place, understood and being adhered to, for the purposes of enabling the Company to comply with applicable laws, regulations, recognized industry practice and permits; (e) reviewing the findings of all health, safety and environmental audits performed on the Company’s facilities and operations, supervise and monitor the progress of actions taken or to be taken to remedy any deficiencies or outstanding issues identified therein; (f) confirming and reporting to the Board any changes to applicable health, safety and environmental laws, regulations or voluntary programs substantially impacting the Company’s business; (g) researching, monitoring and reporting to the Board trends and current and emerging public policy issues in matters of health, safety and environment as they may impact or require change of the Company’s operations; (h) reviewing the adequacy of the Company’s environmental and Workers’ Compensation Board insurance coverage at least annually; (i) reviewing annually the Company’s safety results against industry standards and peers; (j) receiving management presentations and other information to understand the significant business risks to which the Company is exposed; (k) reviewing with management and approving the Company’s non-financial risk policies and the procedures developed and implemented to measure non-financial risk exposures and for identifying, evaluating and managing significant business risks; (l) regularly monitoring the Company’s risk management performance and obtaining reasonable assurance that the risk management policies and procedures for significant non-financial risks are being adhered to; (m) approving delegation of risk limits to management and approving any transactions exceeding those delegated authorities; (n) reviewing reports on management’s approach for safeguarding corporate assets; security practices and procedures; business continuity plans, including work stoppage and disaster recovery; environmental risk management activities and results; risk mitigation plans and employee health and safety programs and results; (o) working with management and the Board to assess, establish and monitor the appropriate ‘risk appetite’ for the Company; (p) considering and providing advice to the Board, when appropriate, on the risk impact of any strategic decision that the Board may be contemplating, including considering whether any strategic decision is within the ‘risk appetite’ established for the Company and its individual business units; (q) reviewing and approving tender bids and contracts that are greater than $50 million in expected revenue; (r) forwarding to the Board for ratification any tender

Annual Information Form	15	North American Construction Group Ltd.

bids or contracts that, in their view, required full Board approval taking into account the length of the contract, the total dollar amount and any other risk factors that would warrant such approval; (s) reviewing and approving any other matter in the Delegation of Authority Guideline which is above the approval limit of the CEO; (t) reviewing and monitoring the Company’s loss prevention policies and reviewing the adequacy of insurance coverage (excluding corporate liability protection programs for directors and officers, which are the responsibility of the Governance and Sustainability Committee); and (u) reviewing with management the annual insurance report including the Company’s risk retention philosophy and resulting uninsured exposure.

In accordance with the listing requirements of the New York Stock Exchange applicable to domestic listed companies and applicable Canadian securities laws, the board of directors has affirmatively determined that the Operations Committee is composed solely of independent directors. Our board of directors has adopted a written charter for the Operations Committee that is available on our website at www.nacg.ca. The Operations Committee is currently composed of Ronald McIntosh, John Pollesel, Thomas Stan and Kristina Williams, with John Pollesel serving as Chair.
Governance and Sustainability Committee
The Governance and Sustainability Committee is responsible for: (a) establishing an appropriate system of corporate governance including practices designed to permit the Board to function independently of management; (b) establishing written terms of reference for directors that describe and communicate performance expectations of a director; (c) reviewing the charters of committees of the Board, including the limits of authority to be delegated to each committee, and recommending any amendments to such charters to the Board for approval; (d) reviewing and monitoring the Company’s corporate liability protection programs for directors and officers; (e) reviewing and recommending to the Board for approval the Company’s public disclosure relating to governance; (f) assessing the skills and competencies required for members of the Board and its committees and recommending selection criteria for new directors; (g) identifying candidates for new directors using the selection criteria of the skills and competency assessment, the Board and Senior Management Diversity Policy, as well as a candidate’s education, business, governmental and civic experience, communication and interpersonal skills and any other matters that are relevant to the Board’s objectives; (h) retaining and terminating any search firm to be used to identify director candidates and approving the search firm’s fees and other retention terms; (i) recommending to the Board candidates for nomination for election by the shareholders at each annual meeting and recommending to the Board candidates to fill vacancies that occur between annual meetings; (j) recommending to the Board the removal of a director in extraordinary circumstances; (k) recommending to the Board the composition of Board committees; (l) reviewing annually the Company’s Board and Senior Management Diversity Policy, including targets where applicable, and taking into consideration the succession needs of the Board and senior management; (m) reviewing and making recommendations to the Board relating to requests for outside directorships of the senior officers of the Company; (n) reviewing the Company’s policies regarding sponsorship, donations and political contributions; (o) receiving reports from the Company’s General Counsel confirming that all reasonable steps have been taken to ensure that the Board and its committees comply with all legislative and regulatory requirements relating to the structure of the Board and its committees; (p) establishing appropriate processes for the annual assessment of the effectiveness of the Board as a whole, each committee of the Board and individual directors; (q) developing orientation and ongoing education plans for the directors; (r) reviewing guidelines and practices relating to environmental protection, including the mitigation of pollution and climate change; (s) considering whether the Company’s policies and practices relating to the environment, climate change, greenhouse gases and other pollutants are being effectively implemented; (t) reviewing reports from management on public policy proposals, laws or regulations relating to environment, health and safety and discussing with management the potential impact and application of such policies on the Company, including reputational risks and, if applicable, together with the Audit Committee, financial risks; (u) reviewing annually the Company’s policies and processes adopted in support of conducting the Company’s business towards meeting high standards of ethics, and social and environmental responsibility, including periodic review of the adequacy and appropriateness of the Code of Conduct and Ethics Policy and management’s implementation of the same and making any recommendations to the Board in that regard; (v) together with the Audit Committee, reviewing and recommending to the Board for approval the Company’s public disclosure relating to sustainability; (w) together with the Operations and Audit Committees, reviewing the Company’s operational and capital plans and programs with respect to environmental impacts which pose a high risk to the Company, along with potential opportunities and mitigation; (x) reviewing and recommending to the Board for approval, the need for disclosure of any information and reports concerning the Company’s environmental, social and governance practices, as required by regulatory authorities or industry best practices; (y) reviewing the results of annual shareholder votes related to election of directors and recommending to the Board

Annual Information Form	16	North American Construction Group Ltd.

whether any actions are advisable in response to the same; and (z) reviewing the Company’s policies and practices relating to the retention of records to ensure the same meet legal requirements, best practices and are being effectively implemented.

In accordance with the listing requirements of the New York Stock Exchange applicable to domestic listed companies and applicable Canadian securities laws, the board of directors has affirmatively determined that the Governance Committee is composed solely of independent directors. Our board of directors has adopted a written charter for the Governance Committee that is available on our website at www.nacg.ca. The Governance Committee is currently composed of Ronald McIntosh, Bryan Pinney and Maryse Saint-Laurent, with Maryse Saint-Laurent serving as Chair.
G. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS
Forward-Looking Information
This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information including those listed in the “Forward-Looking Information, Assumptions and Risk Factors” section of our annual MD&A, which section is expressly incorporated by reference into this AIF. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “intend”, “position” or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions that may prove to be incorrect:
1.Our expectations regarding timing of work in relation to the major earthworks construction contract at a gold mining project in Northern Ontario;
2.Our anticipation that we will be able to renew or renegotiate our master service agreements and multiple use agreements with major producers as they expire;
3.Our intention to grow the heavy equipment maintenance portion of our business over the next few years;
4.Our anticipation that we will not experience any tire shortages in the foreseeable future;
5.Our expectations that the seasonality of oil sands mine support revenues and non-oil sands mine support revenues will continue respectively as they have in the past;
6.Our expectations of labour stability; and
7.Our anticipation that our dividend policy will not change in the foreseeable future.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information or the forward-looking information and related risks, assumptions or other information expressly incorporated by reference into this AIF, except as required by applicable securities laws. Such forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the assumptions and factors that could affect us. See “Assumptions” and “Risk Factors” below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent annual MD&A, which section is expressly incorporated by reference in this AIF.

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Assumptions
For a description of assumptions, see the “Assumptions” section of our annual MD&A, which section is expressly incorporated by reference into this AIF.
Risk Factors
The following are the key risk factors that affect us and our business. These factors could materially and adversely affect our operating results and could cause actual results to differ materially from those described in forward-looking statements.
•Availability of Skilled Labour. The success of our business depends on our ability to attract and retain skilled labour. Our industry is faced with a shortage of skilled labour in certain disciplines, particularly in remote locations that require workers to live away from home for extended periods. The resulting competition for labour may limit our ability to take advantage of opportunities otherwise available or alternatively may impact the profitability of such endeavors on a going forward basis. We believe that our union status, size and industry reputation will help mitigate this risk but there can be no assurance that we will be successful in identifying, recruiting or retaining a sufficient number of skilled workers.
•Unit-price Contracts. Approximately 47%, 52% and 62% of our revenue for the years ended December 31, 2020, 2019 and 2018, respectively, was derived from unit-price contracts and, to a lesser degree, lump-sum contracts. Unit-price contracts require us to guarantee the price of the services we provide and thereby potentially expose us to losses if our estimates of project costs are lower than the actual project costs we incur and contractual relief from the increased costs is not available. The costs we actually incur may be affected by a variety of factors including those that are beyond our control, such as:
•site conditions differing from those assumed in the original bid;
•the availability and cost of skilled workers;
•the availability and proximity of materials;
•unfavorable weather conditions hindering productivity;
•equipment availability, productivity and timing differences resulting from project construction not starting on time; and
•the general coordination of work inherent in all large projects we undertake.
Further, under these contracts any errors in quantity estimates or productivity losses for which contractual relief is not available, must be absorbed within the price. When we are unable to accurately estimate and adjust for the costs of unit-price contracts, or when we incur unrecoverable cost overruns, the related projects may result in lower margins than anticipated or may incur losses, which could adversely affect our results of operations, financial condition and cash flow.
•Customer Concentration. Most of our revenue comes from the provision of services to a small number of major oil sands mining companies. Revenue from our four largest customers represented approximately 96% and 95% of our total revenue for the years ended December 31, 2020 and 2019, respectively, and those customers are expected to continue to account for a significant percentage of our revenues in the future. If we lose or experience a significant reduction of business or profit from one or more of our significant customers, we may not be able to replace the lost work or income with work or income from other customers. Certain of our long-term contracts can allow our customers to unilaterally reduce or eliminate the work that we are to perform under the contract. Additionally, certain contracts allow the customer to terminate the contract without cause with minimal or no notice to us. The loss of or significant reduction in business with one or more of our major customers could have a material adverse effect on our business and results of operations.
•Cashflow, Liquidity and Debt. As of December 31, 2020 we had $429.5 million of total debt outstanding. While we have achieved a significant improvement in the flexibility to borrow against our borrowing capacity and a reduction in the cost of our debt over the past three years, our current indebtedness may:
•limit our ability to obtain additional financing to fund our working capital, capital expenditures, debt service requirements, potential growth or other purposes;
•limit our ability to use operating cash flow in other areas of our business as such funds are instead used to service debt;
•limit our ability to post surety bonds required by some of our customers;

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•place us at a competitive disadvantage compared to competitors with less debt;
•increase our vulnerability to, and reduce our flexibility in planning for, adverse changes in economic, industry and competitive conditions; and
•increase our vulnerability to increases in interest rates because borrowings under our Credit Facility and payments under our mortgage along with some of our equipment leases and promissory notes are subject to variable interest rates.
Further, if we do not have sufficient cash flow to service our debt, we would need to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to achieve on commercially reasonable terms, if at all.
•Large Projects and Joint Ventures. A portion of our revenue is derived from large projects, some of which are conducted through joint ventures. These projects provide opportunities for significant revenue and profit contributions but, by their nature, carry significant risk and, as such, can result in significant losses. The risks associated with such large-scale projects are often proportionate to their size and complexity, thereby placing a premium on risk assessment and project execution. The contract price on large projects is based on cost estimates using several assumptions. Given the size of these projects, if assumptions prove incorrect, whether due to faulty estimates, unanticipated circumstances, or a failure to properly assess risk, profit may be materially lower than anticipated or, in a worst-case scenario, result in a significant loss. The recording of the results of large project contracts can distort revenues and earnings on both a quarterly and an annual basis and can, in some cases, make it difficult to compare the financial results between reporting periods. Joint ventures are often formed to undertake a specific project, jointly controlled by the partners, and are dissolved upon completion of the project. We select our joint venture partners based on a variety of criteria including relevant expertise, past working relationships, as well as analysis of prospective partners’ financial and construction capabilities. Joint venture agreements spread risk between the partners and they generally state that companies will supply their proportionate share of operating funds and share profits and losses in accordance with specified percentages. Nevertheless, each participant in a joint venture is usually liable to the client for completion of the entire project in the event of a default by any of its partners. Therefore, in the event that a joint venture partner fails to perform its obligations due to financial or other difficulties or is disallowed from performing or is otherwise unable to perform its obligations as a result of the client’s determination, whether pursuant to the relevant contract or because of modifications to government or agency procurement policies or rules or for any other reason, we may be required to make additional investments or provide additional services which may reduce or eliminate profit, or even subject us to significant losses with respect to the joint venture. As a result of the complexity and size of such projects that we undertake or are likely to undertake going forward, the failure of a joint venture partner on a large complex project could have a significant impact on our results.
•Labour Disputes. The majority of our hourly employees are subject to collective bargaining agreements to which we are a party or are otherwise subject. Any work stoppage resulting from a strike or lockout could have a material adverse effect on our business, financial condition and results of operations. In order to minimize this risk, NACG has no strike and no lockout provision in our collective agreements. In addition, our customers employ workers under collective bargaining agreements. Any work stoppage or labour disruption experienced by our key customers could significantly reduce the amount of our services that they need.
•Competition. We compete for work with other contractors of various sizes and capabilities. New contract awards and contract margin are dependent on the level of competition and the general state of the markets in which we operate. Fluctuations in demand may also impact the degree of competition for work. Competitive position is based on a multitude of factors including pricing, ability to obtain adequate bonding, backlog, financial strength, appetite for risk, reputation for safety, quality, timeliness and experience. If we are unable to effectively respond to these competitive factors, results of operations and financial condition will be adversely impacted.
•Customer Outsourcing. Outsourced heavy construction and mining services constitute a large portion of the work we perform for our customers. The election by one or more of our customers to perform some or all of these services themselves, rather than outsourcing the work to us, could have a material adverse impact on our business and results of operations. Certain customers perform some of this work internally and may choose to expand on the use of internal resources to complete this work if they believe they can perform this work in a more cost effective and efficient manner using their internal resources.
•Equipment Utilization. Our business depends on our fleet being operable and in ready-to-work condition. We often operate in conditions that inflict a high degree of wear on our equipment. If we are unable to maintain our

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fleet so as to obtain our planned utilization rates, or if we are required to expend higher than expected amounts on maintenance or to rent replacement equipment at high rates due to equipment breakdowns, our operating revenues and profits will be adversely impacted. We endeavor to mitigate these risks through our maintenance planning and asset management processes and procedures, though there is no assurance that we can anticipate our future equipment utilization rates with certainty.
•Backlog. There can be no assurance that the revenues projected in our backlog at any given time will be realized or, if realized, that they will perform as expected with respect to margin. Project suspensions, terminations or reductions in scope do occur from time to time due to considerations beyond our control and may have a material impact on the amount of reported backlog with a corresponding impact on future revenues and profitability.
•Foreign Exchange. We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. As such, we are exposed to the risk of fluctuations in foreign exchange rates. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.
•Internal Controls. Ineffective internal controls over financial reporting could result in an increased risk of material misstatements in our financial reporting and public disclosure record. Inadequate controls could also result in system downtime, give rise to litigation or regulatory investigation, fraud or the inability to continue our business as presently constituted. We have designed and implemented a system of internal controls and a variety of policies and procedures to provide reasonable assurance that material misstatements in the financial reporting and public disclosures are prevented and detected on a timely basis and that other business risks are mitigated. See the section entitled “Internal Systems and Processes” in our MD&A for further details.
•Health and Safety. We are subject to, and comply with, all health and safety legislation applicable to our operations. We have a comprehensive health and safety program designed to ensure our business is conducted in a manner that protects both our workforce and the general public. Despite our past success, there can be no guarantee that we will be able to maintain our high standards and level of health and safety performance. An inability to maintain excellent safety performance could adversely affect our business by customers reducing existing work in response and by hampering our ability to win future work.
•Short-notice Reductions in Work. We allocate and mobilize our equipment and hire personnel based on estimated equipment and service plans supplied by our customers. At the start of each new project, we incur significant start-up costs related to the mobilization and maintenance configuration of our heavy equipment along with personnel hiring, orientation, training and housing costs for staff ramp-ups and redeployments. We expect to recover these start-up costs over the planned volumes of the projects we are awarded. Significant reductions in our customer's required equipment and service needs, with short notice, could result in our inability to redeploy our equipment and personnel in a cost effective manner. In the past, such short-notice reductions have occurred due to changes in customer production schedules or mine planning or due to unplanned shutdowns of our customers’ processing facilities due to events outside our control or the control of our customers, such as fires, mechanical breakdowns and technology failures. Our ability to maintain revenues and margins may be adversely affected to the extent these events cause reductions in the utilization of equipment and we can no longer recover our full start-up costs over the reduced volume plan of our customers.
•Resolution of Claims. Changes to the nature or quantity of the work to be completed under our contracts are often requested by clients or become necessary due to conditions and circumstances encountered while performing work. Formal written agreement to such changes, or in pricing of the same, is sometimes not finalized until the changes have been started or completed. As such, disputes regarding the compensation for changes could impact our profitability on a particular project, our ability to recover costs or, in a worst-case scenario, result in project losses. Included in our revenues is a total of $nil relating to disputed claims or unapproved change orders. Although we believe that we are entitled to such revenue and that we will collect such revenue, if we are not able to resolve these claims and undertake legal action in respect of these claims, there is no guarantee that a court will rule in our favour. There is also the possibility that we could choose to accept less than the full amount of a claim as a settlement to avoid legal action. In either such case, a resolution or settlement of the claims in an amount less than the amount recognized as claims revenue could lead to a future write-down of revenue and profit.
•Heavy Equipment Demand. As our work mix changes over time we adjust our fleet to match anticipated future requirements. This involves both purchasing and disposing of heavy equipment. If the global demand for

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mining, construction and earthworks services is reduced, we expect that the global demand for the type of heavy equipment used to perform those services would also be reduced. While we may be able to take advantage of reduced demand to purchase certain equipment at lower prices, we would be adversely impacted to the extent we seek to sell excess equipment. If we are unable to recover our cost base on a sale of excess heavy equipment, we would be required to record an impairment charge which would reduce net income. If it is determined that market conditions have impaired the valuation of our heavy equipment fleet, we also may be required to record an impairment charge against net income.
•Integration. There can be no assurance that we will maximize or realize the full potential of any of our acquisitions. A failure to successfully integrate acquisitions and execute a combined business plan could materially impact our financial results.
•Price Escalators. Our ability to maintain planned project margins on longer-term contracts with contracted price escalators is dependent on the contracted price escalators accurately reflecting increases in our costs. If the contracted price escalators do not reflect actual increases in our costs, we will experience reduced project margins over the remaining life of these longer-term contracts. In strong economic times, the cost of labour, equipment, materials and sub-contractors is driven by the market demand for these project inputs. The level of increased demand for project inputs may not have been foreseen at the inception of the longer-term contracts with fixed or indexed price escalators resulting in reduced margins over the remaining life of the longer-term contracts.
•Cyber Security and Information Technology Systems. We utilize information technology systems for some of the management and operation of our business and are subject to information technology and system risks, including hardware failure, cyber-attack, security breach and destruction or interruption of our information technology systems by external or internal sources. Although we have policies, controls and processes in place that are designed to mitigate these risks, an intentional or unintentional breach of our security measures or loss of information could occur and could lead to a number of consequences, including but not limited to: the unavailability, interruption or loss of key systems applications, unauthorized disclosure of material and confidential information and a disruption to our business activities. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties or other negative consequences. We attempt to prevent breaches through the implementation of various technology-based security measures, contracting consultants and expert third-parties, hiring qualified employees to manage our systems, conducting periodic audits and reviewing and updating policies, controls and procedures when appropriate. To date, we have not been subject to a material cyber security breach that has had a serious impact on its business or operations; however, there is a possibility that the measures we take to protect our information technology systems may not be effective in protecting against a significant specific breach in the future.
•Management. Our continued growth and future success depends on our ability to identify, recruit, assimilate and retain key management, technical, project and business development personnel. There can be no assurance that we will be successful in identifying, recruiting or retaining such personnel.
•Shifting Customer Priorities Related to Climate Change. Climate change continues to attract considerable public and regulatory attention, with greenhouse gas emission regulations becoming more commonplace and stringent. The transition to a lower-carbon economy has the potential to be disruptive to traditional business models and investment strategies. Government action intended to address climate change may involve both economic instruments such as carbon taxation as well as restrictions on certain sectors such as cap-and-trade schemes. Certain jurisdictions in which we operate impose carbon taxes on significant emitters and there is a possibility of similar taxation in other jurisdictions in the future. Other government restrictions on certain market sectors could also adversely impact current or potential clients resulting in a reduction of available work. Our clients may also alter their long-term plans due to government regulation, changes in policies of investors or lenders or simply due to changes in public perception of their business. This risk can be mitigated to an extent by identifying changing market demands to offset lower demand for some services with opportunities in others, forming strategic partnerships and pursuing sustainable innovations.
•Climate Change Related Financial Risks. As new climate change measures are introduced or strengthened our cost of business may increase as we incur expenses related to complying with environmental regulations and policies. We may be required to purchase new equipment to reduce emissions in order to comply with new regulatory standards or to mitigate the financial impact of carbon taxation. We may also incur costs related to monitoring regulatory trends and implementing adequate compliance processes. Our inability to comply with

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climate change laws and regulations could result in penalties or reputational damage that may impair our prospects.
•Climate Change Related Reputational Risks. Investors and other stakeholders worldwide are becoming more attuned to climate change action and sustainability matters, including the efforts made by issuers to reduce their carbon footprint. Our reputation may be harmed if it is not perceived by our stakeholders to be sincere in our sustainability commitment and our long-term results may be impacted as a result. In addition, our approach to climate change issues may increasingly influence stakeholders’ views of the company in relation to its peers and their investment decisions.
•Impact of Extreme Weather Conditions and Natural Disasters. Extreme weather conditions or natural disasters, such as fires, floods and similar events, may cause delays in the progress of our work, which to the extent that such risk is not mitigated through contractual terms, may result in loss of revenues while certain costs continue to be incurred. Such delays may also lead to incurring additional non-compensable costs, including overtime work, that are necessary to meet customer schedules. Delays in the commencement of a project due to extreme weather or natural disaster may also result in customers choosing to defer or even cancel planned projects entirely. Such events may also impact the availability and cost of equipment, parts, labour or other inputs to our business that could have a material adverse effect on our financial position. If the frequency or severity of such events rises in the future as a result of climate change, our risk and potential impacts will also rise.
•Risk Factors Related to COVID-19. While markets and economies have somewhat stabilized as governments and industry have implemented measures to mitigate the impacts of the pandemic, the situation continues to evolve. Should the pandemic worsen, we could be subject to additional or continued adverse impacts, including, but not limited to restrictions or limitations on the ability of our employees, contractors, suppliers and customers to conduct business due to quarantines, closures or travel restrictions, including the potential for deferral or cessation of ongoing or planned projects. The ultimate duration and magnitude of the pandemic and its financial effect on us is not known at this time. We are continuously monitoring the situation, however, and working with our customers and suppliers to mitigate its effects.
As required by US GAAP, we review our long-lived assets, including property, plant and equipment and identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We detected impairment indicators at March 31, 2020, as a result of the recent uncertainty in the economic environment, relating to the suppression of commodity prices combined with the impact of the COVID-19 pandemic. We completed an impairment test comparing the net carrying value of our long-lived assets to the estimated undiscounted net cash flows to be generated from use of those assets and concluded that they are recoverable and, as such, no impairment was recorded. At December 31, 2020, there were no indicators, as there had been no material declines in the operating environment or expected financial results as compared to March 31, 2020.
H. GENERAL MATTERS
Transfer Agent and Registrar
The transfer agent and registrar of the Company is Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.
The Company’s agent in the United States is C T Corporation, located at 111 Eighth Avenue, 13th Floor, New York, New York, 10011 USA.
Material Contracts
We do not consider ourselves to be party to any material contracts other than those entered into in the ordinary course of our business and that are not required to be filed under applicable securities legislation and regulations.
Experts
KPMG LLP are the auditors of the Company and have confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

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Additional Information
Additional information, including information in respect of (i) the remuneration and indebtedness of the directors and executive officers of the Company; (ii) the principal holders of our securities; and (iii) securities authorized for issuance under equity compensation plans, is contained in our management information circular for our most recent annual meeting of holders of common shares that involved the election of our directors.
Additional financial information relating to the Company is provided in the Company's audited consolidated financial statements and MD&A for the financial year ended December 31, 2020, all of which, together with other information relating to the Company, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our Company’s website at www.nacg.ca.
U.S. Mine Safety Disclosure
As required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Company confirms that its wholly-owned subsidiary NACG Wyoming, Inc. has, since June 21, 2019, been the operator of a coal mine located in southwest Wyoming known as the Kemmerer Mine (the "Mine"). During the period of the Company's operation of the Mine in 2020, the Company received, with respect to the Mine: (a) 28 citations from the Mine Safety and Health Administration (the "MSHA") under Section 104 of the Federal Mine Safety and Health Act of 1977 (30 U.S.C. 814) (the "Act"); (b) no orders under Section 104(b) of the Act; (c) no orders under Section 104(d) of the Act; (d) no flagrant violations under Section 110(b)(2) of the Act; and (e) no imminent danger orders under Section 107(a) of the Act. The total value of proposed assessments from the MSHA relating to violations under the Act in relation to the Mine in 2020 was $7,842 US. There were no fatalities at the Mine in 2020. The MSHA has not provided any notice with respect to the Mine of a pattern of violations, or the potential to have a pattern of violations, of mandatory health or safety standards that could have significantly and substantially contributed to the cause and effect of health or safety hazards under Section 104(e) of the Act. There is no pending legal action before the federal Mine Safety and Health Review Commission involving the Mine.
As required by Section 1503 (a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the company confirms that its wholly-owned subsidiary NACG Texas Inc. has since June 21, 2020, been the operator of a coal mine located in Texas as the San Miguel Mine (the"Mine"). During the period of the Company's operation of the Mine in 2020, the Company received, with respect to the Mine: (a) 7 citations from the Mine Safety and Health Administration (the "MSHA") under Section 104 of the Federal Mine Safety and Health Act of 1977 (30 U.S.C. 814) (the "Act"); (b) No orders under Section 104(b) of the Act; (c) No orders under Section 104(d) of the Act; (d) No flagrant violations under Section 110(b)(2) of the Act; and (e) No imminent danger orders under Section 107(a) of the Act. One citation was initially written as a Significant and Substantial (S&S) citation. This has been adjusted by the MSHA inspector to a non S&S; however, it is still listed under MSHA as significant and substantial citation. The Citation and Assessment Office in MSHA acknowledge the citation was changed and we are not being held accountable for not paying the citation within the time frame required. The total value of proposed assessments from the MSHA relating to violations under the Act in relation to the Mine in 2020 was $1,656.00 US. This will decrease to $861.00 US after MSHA adjusts the severity of the Significant and Substantial citations. There were no fatalities at the Mine in 2020. MSHA has not provided any notice with respect to the Mine of a pattern of violations, or the potential to have a pattern of violations, of mandatory health or safety standards that could have significantly and substantially contributed to the cause and effect of health or safety hazards under Section 104(e) of the Act. The mine received one significant and substantial citation; however, it has been reviewed and adjusted by the MSHA inspector to a non-significant and substantial citation. There is no pending legal action before the federal Mine Safety and Health Review Commission involving the Mine.

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EXHIBIT A
Audit Committee Charter
1.PURPOSE
The board of directors (the “board”) of North American Construction Group Ltd. (the “Company”) has established the Audit Committee (the “Committee”) for the purpose of assisting the board in meeting its oversight responsibilities in relation to: (a) the integrity of the Company’s accounting and financial reporting processes; (b) internal controls over financial reporting; (c) controls and procedures related to disclosure; (d) the internal audit function; (e) the qualifications, independence and performance of the Company’s external auditors; (f) identification and monitoring of financial risks; (g) the processes for monitoring compliance with legal and regulatory requirements (other than those related to health, environment and safety matters); and (h) establishment and monitoring of the Company’s codes of conduct and ethics.
2.AUTHORITY
The Committee has the authority to:
(a)conduct or authorize investigations into any matter within its scope of responsibility;
(b)retain and compensate independent counsel, accountants and others to advise the Committee or assist it with respect to its responsibilities;
(c)pre-approve all audit services and permitted non-audit services performed by the Company’s external auditors and negotiate the compensation to be paid for such services;
(d)resolve any disagreements between management and the Company’s external auditors regarding financial reporting;
(e)seek any information it requires from employees of the Company, all of whom will be directed by management to co-operate with the Committee’s requests;
(f)meet and communicate directly with the Company’s officers, external auditors, internal auditor, outside counsel and consultants, all as the Committee may deem necessary;
(g)direct the Company’s internal auditor to carry out such activities as the Committee may require;
(h)access all documents of the Company that the Committee may deem relevant to it in carrying out its responsibilities; and
(i)undertake any other activity that may be reasonably necessary in order for the Committee to carry out its responsibilities as set out in this Charter.
3.COMPOSITION AND QUALIFICATION
3.1.The Committee will consist of at least three and not more than six directors of the Company. The Board will appoint the Committee and its Chair from time to time, upon recommendation of the Governance Committee, with members to hold office until their successors are appointed or until they cease to be directors of the Company.
3.2.Each member of the Committee must be “independent” as that term is defined under the requirements of applicable securities laws and the standards of any stock exchange on which the Company’s securities are listed.
3.3.Each member of the Committee must be “financially literate” in that he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to that which can reasonably be expected to be raised by the Company’s financial statements.
3.4.At least one member of the Committee will be an “audit committee financial expert” who will possess the attributes outlined in Appendix A.
3.5.No director currently serving on the Committee will serve on the audit committees of more than two additional public companies without prior approval of the Governance Committee.
3.6.Determinations as to whether a particular director meets the requirements for membership on the Committee will be made by the Board upon recommendation of the Governance Committee.

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4MEETINGS
4.1.The Committee will meet at least once each fiscal quarter, with authority to convene additional meetings as circumstances require. A meeting may be convened by the Chair, any member of the Committee, the external auditors, the internal auditor, the chief executive officer of the Company or the chief financial officer of the Company. The Chair will determine the time, place and procedures for calling and conducting Committee meetings, subject to the requirements of the bylaws of the Company, of this Charter and of the Canada Business Corporations Act.
4.2.A majority of the members of the Committee will constitute a quorum. Members of the Committee may participate in a meeting through any means which permits all parties to communicate adequately with each other. Any member not physically present but participating in the meeting through such means is deemed to be present at the meeting. A quorum, once established, is maintained even if members of the Committee leave before the meeting concludes.
4.3.In the event of a tie vote on a resolution, the issue will be forwarded to the full board for a vote.
4.4.A resolution signed (including signatures communicated by fax or electronic mail) by all members of the Committee entitled to vote on that resolution is as valid as if it had been passed at a meeting of the Committee.
4.5.The Committee may invite such officers, directors and employees of the Company as it may see fit from time to time to attend at meetings and provide information pertinent to any matter being discussed. Any director of the Company is entitled to attend Committee meetings, however, only members of the Committee are eligible to vote or establish a quorum. The external auditors will be entitled to receive notice of every meeting of the Committee and to attend and be heard at the same. The Committee will periodically meet in camera alone and separately with each of the external auditors and management.
4.6.The Chair will ensure that meeting agendas are prepared and provided in advance to members of the Committee, along with appropriate briefing materials. The Committee will keep and approve minutes of each meeting which record the decisions reached by the Committee. Once approved, the minutes will be kept with the records of the Company.
5.RESPONSIBILITIES
The Committee will carry out the following responsibilities:
5.1.Financial Reporting
(a)Review with management and the external auditors any issues of concern with respect to financial reporting, including proposed changes in the selection or application of major accounting policies and the reasons for such changes, any complex or unusual transactions, any issues depending on management’s judgment, proposed changes to or adoption of disclosure practices, and the effects of any recent or proposed regulatory or accounting initiatives or pronouncements, all to the extent that the foregoing may be material to financial reporting.
(b)Review with management and the external auditors their qualitative judgments about the appropriateness, not just the acceptability, of accounting principles and accounting disclosure practices used or proposed to be used, particularly the degree of aggressiveness or conservatism of the Company’s accounting principles and underlying estimates.
(c)In reviewing with management and the external auditors the results of their year-end audit and quarterly reviews, and management's responses, review any problems or difficulties experienced by the external auditors in performing the audit and reviews, including any restrictions or limitations imposed by management and resolve any disagreements between management and the external auditors regarding these matters.
(d)Review with management, the external auditors and legal counsel, as necessary, any litigation, claim or other contingency, including tax assessments, that could have a material effect on the financial position or operating results of the Company, and the manner in which these matters have been disclosed or reflected in the financial statements.

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(e)Review with management and the external auditors the annual audited financial statements and the related MD&A and press release; make recommendations to the Board with respect to approval thereof before being released to the public, and obtain an explanation from management of all significant variances between comparable reporting periods. Obtain confirmation from management and the external auditors that any GAAP reconciliation complies with the requirements of applicable securities laws.
(f)Approve the quarterly unaudited financial statements and the related MD&A and press release prior to their release to the public.
(g)Review with management and the external auditors any other matter required to be communicated to the Committee by the external auditors under applicable generally accepted auditing standards, applicable law and listing standards.
5.2.Internal Controls
(a)Review and consider the adequacy and effectiveness of the Company’s internal controls over accounting and financial reporting, including information technology security and control, and any material non-compliance with such controls.
(b)Understand the scope of internal audits and the external auditors’ review of internal control over financial reporting and obtain reports on significant findings and recommendations, together with management’s responses.
(c)Review management’s internal control report and the related attestation by the external auditors and discuss the same with management and external auditors.
(d)Obtain from the chief financial officer and chief executive officer confirmation that each is prepared to sign all required annual and quarterly certificates under applicable securities law in relation to internal controls over accounting and financial reporting. Review any disclosures made by the chief financial officer and chief executive officer regarding significant deficiencies or material weaknesses in the design or operation of internal controls or any fraud that involves management or other employees who have a significant role in the Company’s internal controls.
(e)Consider any special audit steps to be taken in light of any material internal control deficiencies.
5.3.Disclosure Controls
(a)Review and consider the adequacy and effectiveness of the Company’s disclosure controls and procedures, including any material non-compliance with such controls and procedures.
(b)Review and approve the disclosure policy of the Company and periodically assess the adequacy of such policy for completeness and accuracy.
(c)Ensure that the Company has satisfactory procedures in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements.
(d)Monitor the activities of the Company’s Disclosure Committee.
(e)Review and approve, and in some instances recommend approval to the Board, material financial disclosures prior to their public release or filing with securities regulators that are contained within the following documents:
(i)any prospectus or offering document;
(ii)annual information forms;
(iii)all material financial information required by securities regulations (ex. quarterly and annual financial statements, Forms 6-K, 40-F and F-4) including all exhibits thereto and required certifications of the Company’s principal executive officer and principal financial officer;
(iv)any correspondence with securities regulators or government financial agencies; and
(v)news or press releases, investor presentations or other documents to be made publicly available that contain audited or unaudited financial information, including the type and presentation of information and, in particular, any pro-forma or non-GAAP information.

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(f)Review and approve, and in some instances, recommend approval to the Board, material financial disclosures prior to their public release or filing with securities regulators that relate to related-party transactions or off balance sheet structures.
5.4.Internal Audit
The Company currently outsources its internal audit work. Within this framework, the Committee will:
(a)Review management’s proposed appointment or replacement of the internal auditor.
(b)Review and approve the annual internal audit plan and scope of work and ensure that the internal audit plan is coordinated with the activities of the external auditors.
(c)Review all internal audit reports and management’s responses.
(d)Ensure that the internal auditor has direct and open communication with the Committee in the course of internal audit work and ensure that no unjustified restrictions or limitations are imposed on the internal auditor and that any other disagreements with management are resolved.
(e)Review the effectiveness of the internal audit function on an annual basis, including, resources, qualifications of internal audit staff, the internal auditor’s working relationship with the external auditors and compliance by the internal auditor with the relevant codes and standards of The Institute of Internal Auditors. The internal auditor reports functionally to the Chair of the Audit Committee.
5.5.External Audit
(a)Advise the board with respect to the selection, appointment, retention, compensation and replacement of the external auditors. In the event of a change of external auditors, review all issues and provide documentation to the Board related to the change, including the information to be included in the Notice of Change of Auditors and the planned steps for an orderly transition period.
(b)Oversee the work and evaluate the qualifications and performance of the external auditors, in the course of which evaluation the Committee will:
(i)annually obtain and review a report by the external auditors describing: (A) the external auditors’ internal quality control procedures; (B) any material issues raised by the most recent internal quality control review, or peer review, of the external auditors or by any inquiry or investigation by government or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors and any steps taken to deal with such issues; and (C) all relationships between the external auditors and the Company (in order to assess the auditors’ independence);
(ii)annually review and evaluate senior members of the external audit team, including their expertise and qualifications and take into consideration the opinions of management and the internal auditor in that regard; and
(iii)report all of its findings and conclusions with respect to the external auditors to the Board.
(c)Annually review and confirm with management and the external auditors the independence of the external auditors, which review will include but will not be limited to:
(i)ensuring receipt at least annually from the external auditors of a formal written statement delineating all relationships between the external auditors and the Company, including non-audit services provided to the Company, and outlining the extent to which the compensation of the audit partners of the external auditors is based upon selling non-audit services;
(ii)considering and discussing with the external auditors any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of the external auditors;
(iii)enquiring into and determining the appropriate resolution of any conflict of interest in respect of the external auditors;

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(iv)reviewing the timing and process for implementing the rotation of the lead audit partner, the reviewing partner and other partners providing audit services to the Company;
(v)considering whether there should be a regular rotation of the audit firm itself;
(vi)reviewing and approving the Company’s hiring policies regarding the hiring of partners, employees and former partners and employees of the Company’s existing and former external auditors and ensuring a “cooling off” period of at least one year before any such persons can become employees of the Company in a financial oversight role.
(d)Ensure that the external auditors report directly to the Committee and that they are ultimately accountable to the Committee and to the Board as representatives of the shareholders of the Company.
(e)Review and approve the annual audit plan prior to the annual audit of the Company’s financial statements being undertaken by the external auditors, including review of the proposed scope and approach of the external auditors and the coordination of effort with internal audit.
(f)Ensure that the external auditors have direct and open communication with the Committee and that the external auditors meet regularly with the Committee without the presence of management to discuss any matters that the Committee or the external auditors believe should be discussed privately.
(g)Review and approve the basis and amount of the external auditors’ fees with respect to the annual audit and the quarterly reviews.
(h)Review and pre-approve all non-audit services to be provided to the Company or its subsidiaries by the external auditors and the engagement fees in respect to such services, provided that the Chair of the Committee, on behalf of the Committee, is authorized to pre-approve any non-audit services and the related engagement fees up to an amount of $20,000 per engagement. At the next Committee meeting, the Chair will report to the Committee any such pre-approval given.
5.6.Financial Risk Management
(a)Review the Company’s major financial risk exposures and approve the Company’s policies to manage such financial risk.
(b)Monitor management of hedging, debt and credit, make recommendations to the Board respecting management of such risks and review the Company’s compliance with the same.
(c)Monitor management’s communication and implementation of the Anti-Fraud Policy and review compliance with such Policy by, among other things, receiving reports from management on:
(i)any investigations of fraudulent activity;
(ii)monitoring activities in relation to fraud risks and controls; and
(iii)assessments of fraud risk.
(d)Periodically review and approve the adequacy and appropriateness of the Anti-Fraud Policy and management’s implementation of the same.
5.7.Code of Conduct and Ethics Reporting
(a)Review the policies and procedures established by management for:
(i)the receipt, retention and treatment of complaints received by the Company regarding financial reporting, accounting, internal accounting controls or auditing matters; and
(ii)the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
(b)Monitor management’s communication and implementation of the Code of Conduct and Ethics Policy and review compliance with such Policy by, among other things:
(i)reviewing on a timely basis serious violations of the Code of Conduct and Ethics Policy; and

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(ii)reviewing on a summary basis at least quarterly all reported violations of the Code of Conduct and Ethics Policy.
(c)Periodically review the adequacy and appropriateness of the Code of Conduct and Ethics Policy and management’s implementation of the same and make recommendations to the Governance Committee in that regard.
5.8.Legal and Regulatory Compliance
(a)Review the effectiveness of the system for monitoring compliance with laws and regulations (other than those related to health, environment and safety matters) and the results of management’s investigation and follow-up (including disciplinary action) of any instances of non-compliance. Review the findings of any examination by regulatory authorities and any external auditors’ observations relating to such matters.
(b)Obtain regular updates from management and legal counsel regarding compliance matters, including compliance with applicable financial, tax or securities regulations and the accuracy and timeliness of filings with regulators.
(c)Review any litigation, claim or other contingent liability, including any tax reassessment that could have a material effect on the financial statements.
(d)Monitor compliance by the Company with all payments and remittances required to be made in accordance with applicable law, where the failure to make such payments could render the directors of the Company personally liable.
5.9.Other Responsibilities
(a)Regularly report to the Board about Committee activities, issues and related recommendations, including such matters as the Board may from time to time refer or delegate to the Committee.
(b)Annually assess the adequacy of this Charter, submit such evaluation to the Governance Committee and recommend any proposed changes to the Governance Committee to bring forward to the Board for approval.
(c)Evaluate the performance and effectiveness of the Committee on an annual basis.
(d)Provide an open avenue of communication between the external auditors and the Board.
(e)Perform any other activities consistent with the Committee’s mandate, the Company’s governing laws and the regulations of relevant stock exchanges as the Committee or the Board deems necessary or appropriate.
6.GENERAL
6.1.While the Committee will have the responsibilities and powers set forth in this Charter, it will not be the responsibility of the Committee to determine whether the Company’s financial statements are complete, accurate or prepared in accordance with generally accepted accounting principles, to manage financial risks or to conduct audits. These are the responsibilities of management and the external auditors in accordance with their respective roles.
6.2.The Committee will take reasonable steps to ensure that management establishes and maintains the controls, procedures and processes that comply with all appropriate laws, regulations or policies of the Company. It is not the responsibility of the Committee to conduct investigations or to ensure compliance with laws, regulations or Company policies.

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Appendix A: Audit Committee Financial Expert
At least one member of the Committee will be an “audit committee financial expert” who will possess the attributes outlined below:
1.An understanding of generally accepted accounting principles and financial statements;
2.The ability to assess the general application of generally accepted accounting principles in connection with the accounting for estimates, accruals and reserves;
3.Experience in preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience in actively supervising one or more persons engaged in such activities;
4.An understanding of internal control over financial reporting; and
5.An understanding of audit committee functions.
As provided in the rules of the SEC, the designation or identification of a person as an audit committee financial expert does not (a) impose on that person any duties, obligations or liability that are greater than the duties, obligations or liability imposed on that person as a member of the Committee and the Board in the absence of such designation or identification or (b) affect the duties, obligations or liability of any other member of the Committee or the Board.
A member of the Committee may qualify as an audit committee financial expert as a result of his or her:
a)education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;
b)experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;
c)experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or
d)other relevant experience.

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